# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPECIAL OPPORTUNITIES FUND, INC., CIK 0000897802
CUSIP: 84741T104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: C/O US BANCORP FUND SERVICES, LLC, 615 EAST MICHIGAN AVENUE, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 01/01/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001542153

## Reporting persons
- Focus Partners Wealth: type of reporting person: investment adviser (IA); citizenship or place of organization: Missouri (MO); sole voting power 1,377,246; shared voting power 0; sole dispositive power 1,377,246; shared dispositive power 0; aggregate amount beneficially owned 1,377,246 (12.96% of the class)

## Item 1. Issuer
Name of issuer: SPECIAL OPPORTUNITIES FUND, INC.
Address of issuer's principal executive offices:
C/O US BANCORP FUND SERVICES, LLC, 615 EAST MICHIGAN AVENUE, MILWAUKEE, WISCONSIN
53202

## Item 2. Person Filing
Name of person filing: Focus Partners Wealth
Address of principal business office or, if none, residence:
190 CARONDELET PLAZA
SUITE 600
ST LOUIS, Missouri
63105
Citizenship: Focus Partners Wealth - MISSOURI

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,377,246
Percent of class: 12.96
Sole power to vote or to direct the vote: Focus Partners Wealth - 1,377,246
Shared power to vote or to direct the vote: Focus Partners Wealth - 0
Sole power to dispose or to direct the disposition: Focus Partners Wealth - 1,377,246
Shared power to dispose or to direct the disposition: Focus Partners Wealth - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Focus Partners Wealth: Vincent J. Gratch, Deputy Chief Compliance Officer (01/08/2026)